Contact

www.linkedin.com/in/satoshisouth
(LinkedIn)

Top Skills

B2B
E-commerce
Freight

Paul Bradley

Cofounder GetHedge operating between banks and banking grade crypto
Nashville Metropolitan Area

Summary

Embedded payments veteran providing the fiat to crypto gateway to Web 3.0 and Defi wallets without needing centralized permission.
I am always open to chat about your needs around fiat and crypto flows. Fintech is just getting started.

Experience

GetHedge
Co-Founder
June 2019 - Present (3 years 8 months)
Brentwood, TN

Gethedge.io or Hedge is a wholesale engine for blue chip crypto on and off ramp automation.

SatoshiSouth
Founder
May 2017 - Present (5 years 9 months)
Brentwood, TN USA

Providing better plumbing and pathways for my customers in both the traditional B2B payment space and compliant Crypto solutions (fiat to crypto/crypto to fiat/fiat to fiat). I make fintechs work in the new hybrid world around us.

Aliant Payment Systems Inc
VP Business Development
January 2019 - December 2020 (2 years)
Brentwood, TN

Brought the first Litecoin merchant settlement system to US markets.

Cass Information Systems
Director of Network Payment Solutions
January 2017 - December 2018 (2 years)
Greater St. Louis Area

Gain greater visibility to payments. Implement custom solutions with our bank, Cass Commercial Bank. Our clients have sophisticated payment needs, and we have the people, experience, technology and banking infrastructure to build custom solutions that meet those needs. In doing so, we make every effort to build integrations with your existing systems that require minimal process change on your end.

Hadal-Zone
Business Consulting
December 2011 - December 2017 (6 years 1 month)
Brentwood, TN

Custom project management for large healthcare M&A. Electronic invoicing and settlement on Global scale.

FirstData PayCargo
Father of PayCargo
January 2008 - June 2013 (5 years 6 months)
Coral Gables, FL

It will be 15 years in December 2019 that Sergio, Juan, and Mitch asked for my help to make PayCargo work. Sergio always referred to me as "The father of PayCargo" and I know he is happy looking down from above. www.paycargo.com

Comdata
National Account Mgr
2000 - 2007 (7 years)

A payment processor and issuer of fleet fuel cards, Trendar Truckstop Network POS, corporate spend cards, paperless payroll cards ("paycards"), virtual payments, and trucking permits. Comdata began in the trucking industry, but current customers cover most major industries in the United States, including retail, hospitality, restaurants, construction, government, healthcare, and education.

Education

Aquinas College
BS, MIS

Colorado State University
Economics